November 5, 2008
United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549
Attn: William J. Kearns, Staff Accountant

RE:	Delta Apparel, Inc. Form 10-K for Fiscal Year Ended June 28, 2008 Filed August 28, 2008 File No. 001-15583
Ladies and Gentlemen:
     Reference is made to the comment to the Form 10-K for the fiscal year ended June 28, 2008 of Delta Apparel, Inc. received from the Staff of the SEC in a letter from Tia Jenkins, dated October 20, 2008 (the “Comment Letter”). The comment has been reproduced for ease of reference.
     The Company’s response to the Staff’s comment is as follows:
Form 10-K for the Period Ended June 28, 2008
Notes to Consolidated Financial Statements
Note 18 — Extraordinary Gain, F-21
1.	We note that you have recorded an extraordinary gain, net of tax, of approximately $672,000 related to an over-accrual for the contingent earnout of the M. J. Soffe acquisition that occurred in 2003. Please provide a detailed discussion of the accounting literature utilized to support your accounting treatment, particularly the guidance in paragraph (46) of SFAS No. 141.

Response to Comment 1

In connection with the earnout provision associated with the Soffe acquisition, we recorded an extraordinary gain, net of income taxes, of approximately $672,000 during the first quarter of fiscal year 2007. This gain represents the difference between the actual earnout payments made pursuant to the agreement and the amount of the liability initially recorded. The earnout provision, which was contingent on the Soffe business meeting certain financial measurements, was recorded during the initial purchase price allocation relating to the Soffe acquisition due to the existence of negative goodwill. SFAS No. 141 paragraph 46 states that if the amount initially recognized as if it was a liability exceeds the fair value of the consideration issued, that excess shall be allocated as a pro rata reduction of the amounts assigned to qualifying assets acquired. Any amount that remains after reducing those qualifying assets to zero shall be recognized as an extraordinary gain. In the initial purchase price allocation, all qualifying assets were reduced to zero due to the existence of negative goodwill. The remaining $4.1 million of other assets recorded in the initial purchase price included $3.8 million of cash surrender value of life insurance policies and $0.3 million investment in a joint venture, and therefore were not qualifying assets to be written down. Because the amounts of all qualifying assets acquired by us in the Soffe acquisition were reduced to zero in connection with the purchase price allocation due to the existence of negative goodwill, we recorded the excess of the liability related to the contingency over the actual amount paid as an extraordinary gain, net of applicable income taxes.
We acknowledge that Delta Apparel, Inc. is responsible for the adequacy and accuracy of the disclosures included in the Form 10-K for the year ended June 28, 2008 and understand that staff comments or our changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filing. In addition, we understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these responses, please direct them to Deborah H. Merrill, Vice President and Chief Financial Officer at 864-232-5200 x6620.
Sincerely,
/s/ Deborah H. Merrill
Deborah H. Merrill
Vice President and Chief Financial Officer